Reed Smith LLP
                                                               435 Sixth Avenue
                                                      Pittsburgh, PA 15219-1886
                                                                   412.288.3131
                                                               Fax 412.288.3063

Michael L. Johnson
Direct Phone:  412.288.7292
Email:  mljohnson@reedsmith.com




                                  May 13, 2005



H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549-0405

                  Re:
                  Bodisen Biotech, Inc. ("Bodisen")
                  Registration Statement on Form SB-2
                  Filed April 22, 2005
                  File No. 333-124272

Dear Mr. Schwall:

     We have reviewed the comments of the Staff on the above-referenced registration statement, which were set forth in your letter dated May 4, 2005. On behalf of Bodisen, this letter responds to those comments. The Staff's comments are set forth below, followed by our response. Note that all page numbers cited in our responses below refer to the page numbers in the revised registration statement. For your convenience, we are separately sending to you a marked copy of the revised registration statement.

Sources and Availability of Raw Materials, page 19

1. Reconcile the statement that there are "numerous suppliers and vendors" with Note 15 to the financial statements that indicates that four vendors provided 70% of your raw material needs and three vendors provided 50% of your raw material needs in 2004 and 2003 respectively. Would the loss of any of these suppliers have a material adverse effect on your operations? If so, provide a risk factor on this point.

     We have explained on page 19 of the registration statement in response to the Staff's comments, that Bodisen's relationships with its vendors, its reputation in the agricultural community and the industry practice of not relying on written contracts provides Bodisen with the flexibility to contract with numerous possible suppliers and vendors. Bodisen has historically looked to only a few of the possible suppliers and vendors and, based on the factors described in the preceding sentence, Bodisen believes that it is in a position to easily replace any one of its vendor so that the loss of any such vendor would not have a material adverse effect on its operations.

Signatures, page 34

2. Please amend your registration statement to identify that person who performs the functions of principal accounting officer. Also, the registration statement must be signed by a majority of your board. Presently only one of your four directors has signed it.

H. Roger Schwall
May 13, 2005
Page 2


     We have identified the principal accounting officer and revised the signature blocks to include all board members, on page 34 of the registration statement in response to the Staff's comment.

     Thank you for your assistance in this matter.

     If you have any further questions or comments, please do not hesitate to contact Steve Johnson at (412) 288-7166, or if he is not available, you should contact me at (412) 288-7292.


                                       Sincerely,

                                   /s/ Michael L. Johnson
                                       ------------------
                                       Michael L. Johnson